UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 14, 2024

UHF LOGISTICS GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Nevada	001-363598	84-2099590
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

150 East Palmetto Park Rd, Suite 800, Boca Raton Fl 33432
(Address of Principal Executive Offices)

(561) 465-7580
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [X]

Item 1.01.   Restatement of pre merger financial statements.

General

      UHF Logistics Group, Inc (aka Entrex Carbon Market, Inc.) announces it has filed a fiscal year end change with the IRS via form 1128.

      The corporation has filed with the IRS to change fiscal year end, presently 02/28, to calendar year end (12/31) in an effort to establish more congruent financial reporting.

      New yearend financial statements shall commence with a 12/31/2023 stub period upon approval from the IRS and will be filed via OTCIQ upon the finalization of Name and Symbol change approval from FINRA.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 14, 2024

        UHF LOGISTICS GROUP, INC

        By: */s/ Stephen H. Watkins*
        Name: Stephen H. Watkins
        Title: Chief Executive Officer